UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN

Supplemental schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants and Employee Relations Committee
Colgate-Palmolive Puerto Rico Savings and Investment Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Colgate-Palmolive Puerto Rico Savings and Investment Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2011.

New York, New York
June 27, 2023

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF December 31, 2022 AND 2021

	2022	2021
Assets
Company contributions receivable	$19,257	$26,658
Participant contributions receivable	7,786	8,370
Plan’s interest in the Colgate-Palmolive Savings & Investment Plans Master Trust	12,672,391	14,397,183
Total assets	12,699,434	14,432,211

Net assets available for benefits	$12,699,434	$14,432,211

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022

Additions
Investment income:
Change in Plan’s interest in the Colgate-Palmolive Savings & Investment Plans Master Trust	$(1,611,360)

Contributions:
Company	330,853
Participant	289,034
Total contributions	619,887

Total additions	(991,473)

Deductions
Distributions to participants	741,304

Total deductions	741,304

Decrease in net assets available for benefits	(1,732,777)

Net assets available for benefits – beginning of year	14,432,211

Net assets available for benefits – end of year	$12,699,434

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Description of the Plan

The following description of the Colgate-Palmolive Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

The Plan was created on February 1, 1994 to provide retirement benefits for eligible employees and is sponsored by Colgate-Palmolive Company Distr. LLC (the “Plan Sponsor” or the “Company”), a wholly-owned subsidiary of Colgate-Palmolive Company. Banco Popular de Puerto Rico is the trustee of the Plan. The recordkeeper of the Plan is Alight Solutions LLC. The Plan’s investments are contained within the Colgate-Palmolive Savings & Investment Plans Master Trust (the “Master Trust”) and the custodian of the Plan is the Bank of New York Mellon.

The Plan is a defined contribution retirement plan and is administered by the Colgate-Palmolive Company Employee Relations Committee (the “Committee”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and to the Puerto Rico Internal Revenue Code of 2011, as amended (“Puerto Rico IRC”). Employees eligible to participate in the Plan must meet certain minimum hourly service requirements and be at least 21 years old.

As of December 31, 2022, the Plan maintained the following funds (all through the Master Trust):

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund	Colgate-Palmolive Company Common Stock and cash reserve funds
American Funds EuroPacific Growth Fund	Primarily invests in stocks of companies in Europe and the Pacific Basin
Baird Core Plus Bond Fund	Primarily invests its assets in a diversified portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund	Primarily invests in stocks of companies with total market value of less than $1.5 billion at the time of the initial investment
BlackRock LifePath Funds	Funds whose investment mix across a range of asset classes becomes more conservative as the target or maturity date approaches
StateStreet US Bond Index	This fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Bloomberg U.S. Aggregate Bond Index (the "Index") over the long term.
StateStreet Global All Cap Ex-US Equity Fund	The Fund seeks an investment return that approximates as closely practicable, before expenses, the performance of the MSCI ACWI ex USA IMI Index (the "Index") over the long term.
StateStreet S&P500 Index Fund	The Fund seeks and investment return that approximates as closely practicable, before expenses, the performance of the S&P 500 Index (the "index") over the long term.
StateStreet Small/Mid Cap Index Fund	The Fund seeks and investment return that approximates as closely practicable, before expenses, the performance of the Russell Small Cap Completeness Index (the "Index") over the long term.

As of December 31, 2021, the Plan maintained the funds listed above with the exception of the StateStreet Funds. The plan also offered the Vanguard Wellington Fund, Vanguard Institutional Index Fund and Vanguard Extended Market Index Fund.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Savings Program

Participant Contributions

Employees can generally contribute to the Plan between 1% and 100% of their eligible compensation. Participants may generally begin, resume or suspend contributions, change their contribution rate and the allocation of their contributions between pre-tax and after-tax earnings on a daily basis. Participants are always fully vested in their contributions and related investment earnings. Under the Puerto Rico IRC the maximum allowable participant pre-tax contribution was $15,000 for 2022. Participants who are expected to reach or are over the age of 50 during the Plan year and have made the maximum pre-tax contributions are eligible to make additional catch-up contributions. The maximum allowable catch-up contribution under the Puerto Rico IRC was $1,500 for 2022, on a pre-tax basis.

Participants are also able to contribute to the Plan rollover distributions from other qualified benefit plans.

Employees participating in the Plan may direct the investment of their contributions into various investment options offered by the Plan and may change their investment direction on a daily basis. Participants may, on a daily basis, diversify/transfer their participant account balances among any of the investment funds in the Plan.

Company Matching Contributions

The Company matches participant pre-tax contributions at a rate of 50% or 75% of the participant’s pre-tax contributions, up to a maximum of 6% of participant eligible compensation depending on years of service. Company matching contributions are initially invested in Colgate-Palmolive Company Common Stock and are diversifiable on a daily basis, immediately upon allocation, among any of the investment funds in the Plan. Vesting in the Company’s matching contribution portion of participants’ accounts is based on years of service. Participants are 50% vested in their matching contribution accounts after two years of service and fully vested after three years of service or, if while active, they reach age 55, become permanently disabled, or die, or in the event of Plan termination.

Company Retirement Contributions Program

The Company allocates Basic Retirement Contributions (“BRCs”) and Additional Basic Retirement Contributions (“ABRCs”) to participants. BRCs are based on eligible compensation and number of years of service with the Company. Employees with less than 10 years of service will receive 4% of eligible compensation and employees with 10 or more years of service will receive 5% of eligible compensation. ABRCs in the amount of 1% of eligible compensation are made for employees hired prior to November 1, 2012. Employees do not need to make contributions to the Plan to receive BRCs/ABRCs.

Employees may direct the investment of these contributions into various investment options offered by the Plan and may change their investment direction on a daily basis. Participants may, on a daily basis, diversify/transfer these account balances among any of the investment funds in the Plan.

Vesting on the BRC and ABRC portion of the participants’ accounts is based on years of service. Participants are 25% vested after 2 but less than 3 years of service, 50% vested after 3 but less than 4 years of service, 75% vested after 4 but less than 5 years of service, and 100% after 5 years, or, if while active, they reach 55, become permanently disabled, or die, or in the event of Plan termination.

Participant Accounts

An account is maintained for each participant, credited with the types of contributions described above as well as allocation of fund earnings or losses, and expenses. Depending on fund elections, certain participant investment accounts are also charged with monthly investment service fees. The benefit to which a participant is entitled upon termination of employment is the vested portion of the amount accumulated in the participant’s account.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death. Unvested balances will be forfeited in the event of termination. In-service withdrawals are available as specified by the Plan.

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested account balances are considered forfeited and can be used to reduce future Company contributions and/or to pay for administrative expenses incurred by the Plan. The forfeiture balance as of December 31, 2022 and 2021 totaled $0 and $4,295, respectively. During 2022, the Company used $4,295 of forfeitures to reduce Company contributions.

Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and/or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the Committee shall compute and distribute the value of the accounts of the participants.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Interest in Master Trust

The investments of the Plan are maintained through the Master Trust. The Plan participates in the Master Trust along with the Colgate-Palmolive Company Employees Savings and Investment Plan. The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated net investment income (loss) less actual distributions and allocated administrative expenses. The Plan’s allocated share of investment activities is based upon each plan’s participation in investment options within the Master Trust.

Investment Valuation and Income Recognition

Investments maintained by the Master Trust, other than investments in common/collective trust funds and guaranteed investment contracts (“GICs”), are stated at fair value based on quoted market prices or as otherwise determined by the Bank of New York Mellon, the Master Trust custodian. Common/collective trust funds are stated at fair value using the net asset value (“NAV”) per unit in each fund. The NAV is based on the fair value of the underlying investments owned, minus its liabilities, divided by the number of shares outstanding. The liabilities, which are primarily investment management fees due, are included as part of the Plan’s interest in the Master Trust in the Statements of Net Assets Available for Benefits.

Through the Master Trust, the Plan maintains fully benefit-responsive GICs with insurance companies, banks and other financial institutions. The GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions with primarily the following objectives: to provide a fixed rate of interest for a specified period of time and to enable the fund to pay participant-initiated withdrawals at book value.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Except as more fully discussed below, GICs are accounted for at contract value.

In certain circumstances, the amount withdrawn from the GICs would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Plan elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract. Such circumstances, resulting in the payment of benefits at market value rather than contract value, are not considered probable of occurring in the foreseeable future.

The contract issuer could terminate the contract upon short notice at the fair value of the underlying investments in certain circumstances, including the Plan’s loss of its qualified status, uncorrected material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.

Purchases and sales are recorded on a trade-date basis. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date. The Plan’s interest in the net investment income (loss) of the Master Trust includes the Plan’s share of gains and losses on investments bought and sold as well as held during the year by the Master Trust and its share of interest and dividends earned by the Master Trust and is included in the Statements of Changes in Net Assets Available for Benefits.

Benefit Payments

Benefits paid directly to participants are recorded when paid.

Administration

The Plan is administered by the Committee for the benefit of the Plan participants and their beneficiaries. Administrative expenses are paid by the Plan sponsor.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

3.    Tax Status

The Plan Sponsor adopted an individually designed plan for which the Plan Sponsor received a favorable opinion letter, dated May 2, 2016, from the Treasury Department of Puerto Rico. Accordingly, the Plan is exempt from United States income taxes under Section 1022(i)(1) of ERISA and from Puerto Rico income taxes under Sections 1081(a) and (d) of the Puerto Rico IRC. The effects of such qualification, maintained through the continued operations of the Plan, are to:

•Exempt the Plan’s investment income from income taxes,
•Allow the Plan Sponsor to deduct annual contributions, made in accordance with the Plan, for income tax purposes, and
•Allow eligible employees (participants under the Plan) to exclude such contributions and income earned thereon, from their taxable income until distributed.

U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.    Plan’s Interest in Master Trust

The Plan’s investments are part of the Master Trust and the custodian of the Plan is the Bank of New York Mellon. The Master Trust also holds the assets of the Colgate-Palmolive Company Employees Savings and Investment Plan. The Plan’s custodian and recordkeeper maintain a separate account for the associated Plan assets and liabilities held within the Master Trust.
As of December 31, 2022 the Master Trust held investments in Colgate-Palmolive Company Common Stock, mutual funds, cash reserve funds, separately managed account funds, GICs and common/collective trust funds. Refer to Note 1, Description of the Plan, for additional discussion on the types of investments held within the Master Trust.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated net investment income (loss) less actual distributions and allocated administrative expenses. The Plan’s allocated share of investment activities is based upon each plan’s participation in investment options within the Master Trust.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
The following table presents the investments and other assets and liabilities of the Master Trust and the Plan’s interest in the Master Trust as of December 31, 2022:

	Net Assets as of December 31, 2022
	Master Trust	Plan’s Interest in Master Trust
Investments in the Master Trust
Colgate-Palmolive Company Common Stock	$312,663,854	$6,469,639
Mutual funds	368,273,657	382,367
Cash reserve funds	23,453,035	108,023
Separately managed account fund	136,906,694	—
Investments in the fair value hierarchy	841,297,240	6,960,029
Investments measured at net asset value	992,800,262	5,566,777
Investments at contract value	212,537,220	147,154
Total investments	2,046,634,722	12,673,960
Receivables	16,931,691	579
Total assets	2,063,566,413	12,674,539

Payables	18,043,332	2,148
Total	$2,045,523,081	$12,672,391

The following table presents the investments and other assets and liabilities of the Master Trust and the Plan’s interest in the Master Trust as of December 31, 2021:

	Net Assets as of December 31, 2021
	Master Trust	Plan’s Interest in Master Trust
Investments in the Master Trust
Colgate-Palmolive Company Common Stock	$337,743,632	$6,800,832
Mutual funds	1,154,114,795	3,085,115
Cash reserve funds	17,712,650	62,226
Separately managed account fund	251,042,651	—
Investments in the fair value hierarchy	1,760,613,728	9,948,173
Investments measured at net asset value	553,210,397	4,303,493
Investments at contract value	204,511,589	146,364
Total investments	2,518,335,714	14,398,030
Receivables	1,732,713	269
Total assets	2,520,068,427	14,398,299

Payables	1,711,215	1,116
Total	$2,518,357,212	$14,397,183

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
The following table presents net investment income (loss) for the Master Trust for the year ended December 31, 2022:

Master Trust net investment income (loss):	For The Year Ended December 31, 2022
Interest	$5,395,761
Dividends	20,577,750
Depreciation in the fair value of investments, net	(422,346,501)
Master Trust net investment income (loss):	$(396,372,990)

The Plan’s interest in Colgate-Palmolive Savings & Investment Plans Master Trust's net investment loss for the year ended December 31, 2022 was $1,611,360.

5.    Investments and Fair Value Measurements

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for the Plan assets are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the NAV of units held by the Plan at year end based upon quoted market prices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit as of the redemption date.

Cash reserve funds: Valued at cost, which approximates fair value. The funds have no restrictions from redemption.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Common/Collective trust funds: Valued using the NAV practical expedient per unit in each fund. The NAV practical expedient is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV practical expedient per unit as of the redemption date.

The following table presents the Plan’s level of valuation input, as applicable, for those investments measured at fair value at December 31, 2022:

	Level 1	Total
Colgate-Palmolive Company Common Stock	$6,469,639	$6,469,639
Mutual funds	382,367	382,367
Cash reserve funds	108,023	108,023
Investments in the fair value hierarchy	6,960,029	6,960,029
Investments measured at net asset value(1)	—	5,566,777
Investments at fair value	$6,960,029	$12,526,806
(1) Consists of Common/Collective trust funds.

The following table presents the Plan’s level of valuation input, as applicable, for those investments measured at fair value at December 31, 2021:

	Level 1	Total
Colgate-Palmolive Company Common Stock	$6,800,832	$6,800,832
Mutual funds	3,085,115	3,085,115
Cash reserve funds	62,226	62,226
Investments in the fair value hierarchy	9,948,173	9,948,173
Investments measured at net asset value(1)	—	4,303,493
Investments at fair value	$9,948,173	$14,251,666
(1) Consists of Common/Collective trust funds.

6.    Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks, such as interest rate, market, and credit risks, and also may be impacted by COVID-19, which has caused significant changes in political and economic conditions around the world, including disruptions and volatility in the global capital markets. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of these securities may occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

7.    Administrative Fees

The trustee, recordkeeper and custodian receive administrative fees for the services performed under the Plan Agreements. Administrative fees for the year ended December 31, 2022 totaled $46,360 and were paid by the Plan Sponsor.

8.    Related Party Transactions

As of December 31, 2022 and 2021, the Plan held shares of common stock of Colgate-Palmolive Company, the Plan Sponsor’s parent company. Certain investments within the Employee Benefit Temporary Investment FD Fund are shares of funds managed by the Bank of New York Mellon, the custodian of the Plan. The Dreyfus Government Cash Management Fund is managed by the Bank of New York Mellon’s affiliate, Dreyfus. As of December 31, 2022, the Plan had $99,828 and $8,168 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Government Cash Management Fund, respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA.

SIGNATURES

The Plan:	Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE PUERTO RICO
SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date:	June 27, 2023	/s/ Stanley J. Sutula III
Stanley J. Sutula III
Chief Financial Officer
Colgate-Palmolive Company